UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811- 07717				May 19, 2023
2. State identification Number: N/A
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Transamerica Asset Allocation Variable Funds
4. Address of principal executive office (number, street, city, state, zip code):

1801 California Street, Suite 52, Denver, CO 80202

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Report of Independent Registered Public Accounting Firm

Transamerica Asset Management 1801 California St, Suite 5200 Denver, CO 80202

May 18, 2023

Ernst & Young LLP

200 Clarendon Street

Boston, MA 02116

Attention: Todd Johnson

In connection with your examination engagement relating to our assertion about Transamerica Funds, Transamerica Series Trust and Transamerica Asset Allocation Variable Funds (the Trusts) (refer to Appendix A for fund listing) compliance with subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) (the Specified Requirements) as of April 30, 2022 and from January 1, 2022 through April 30, 2022.

We recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling Ernst & Young LLP (“you” or “Ernst & Young”) to form an opinion on whether our assertion about the Trusts’ compliance with the Specified Requirements is fairly stated in all material respects. Accordingly, we make the following representations which are true to the best of our knowledge and belief.

We acknowledge that we are responsible for selecting the Specified Requirements, and determining that such Specified Requirements are appropriate for our purposes. We also are responsible for establishing and maintaining effective internal control over compliance with the Specified Requirements. We have performed an evaluation of the Trusts’ compliance with the Specified Requirements, as April 30, 2022 and from January 1, 2022 through April 30, 2022. Based on our evaluation, the Trusts complied with the Specified Requirements as of April 30, 2022 and for the period from January 1, 2022 to April 30, 2022.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement regarding compliance with the Specified Requirements that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We acknowledge that all relevant matters are reflected in the measurement or evaluation of compliance with the Specified Requirements.

There has been no known noncompliance with the Specified Requirements for the period from January 1, 2022 to April 30, 2022 and through the date of your attestation examination report.

We have made available to you all records, methodologies and assumptions related to the Specified Requirements. We have provided you with additional information that you have requested from us for the purpose of the examination. We have provided you with access to all records, data, support, documentation and other information or documentation related to our assertion. In addition, we have provided you with unrestricted access to persons from whom you determined it was necessary to obtain evidence.

We have disclosed to you all information relevant to the Specified Requirements. There are no uncorrected misstatements in our books and records that affect compliance with the Specified Requirements.

We have made known to you all matters contradicting the Specified Requirements.

We have made available to you all reports of examination, supervisory agreements or enforcement actions issued by any regulators.

To the best of our knowledge and belief, there has been no actual, suspected or alleged fraud, or noncompliance with the Specified Requirements or with any laws or regulations affecting the Specified Requirements involving (a) management, (b) employees who have significant roles in the Trusts’ processes and procedures relating to the Specified Requirements in conformity with the criteria specified above or (c) others that could have a material effect on the compliance with the Specified Requirements.

We are not aware of any deficiencies in the design or operating effectiveness of the Trusts’ internal controls that would materially affect the Specified Requirements. We do not have any concerns which we have not communicated to you in the course of your engagement related to deficiencies in the design or operating effectiveness of internal controls that would materially affect the information reported that is outside of our operational or financial control.

We have responded fully to all inquiries made by you during the engagement.

No known events or transactions have occurred since April 30, 2022 or are pending that would have a material effect on our compliance with the Act at that date or for the period then ended.

We have not consulted legal counsel concerning litigation, claims or assessments.

We have communicated to you the names of all the Trusts’ affiliates and any beneficial owners (known through reasonable inquiry) of the Trusts’ or its affiliates’ equity securities where such beneficial owner has decision-making capacity. Beneficial owners with decision-making capacity refers to those beneficial owners that have significant influence over the Trusts and the entities included in the Trusts’ financial statements.

Based on inquiries we have made of the Trusts’ officers and directors, the officers and directors of any entity within the investment company complex whose decisions may affect the financial statements of the Trusts, other individuals in a financial reporting oversight role and individuals who are beneficial owners with decision-making capacity, we are not aware of any business relationship between any such individual or any entity within the investment company complex (or any entity for or of which such an individual acts in a similar capacity) and Ernst & Young LLP or any other member firm of the global Ernst & Young organization (any of which, an “EY Firm”). Such relationships exclude those where an EY Firm performs professional services or where an EY Firm is a consumer in the ordinary course of business.

We are not aware of any reason that Ernst & Young LLP would not be independent for purposes of its examination.

We understand that your examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and was, therefore, designed primarily for the purpose of expressing an opinion on whether our assertion is fairly stated, in all material respects. We further understand that your tests of our records and performance of other procedures were limited to those that you considered necessary for that purpose.

Very truly yours,

Marijn P. Smit
Chief Executive Officer and President
Transamerica Asset Management, Inc.

Vincent J. Toner
Vice President, Fund Administration and Treasurer
Transamerica Asset Management, Inc.

Appendix A

Transamerica Funds

Transamerica Asset Allocation Short Horizon

Transamerica Asset Allocation Intermediate Horizon

Transamerica Asset Allocation Long Horizon

Transamerica Asset Allocation – Growth Portfolio

Transamerica Asset Allocation – Moderate Growth Portfolio

Transamerica Asset Allocation – Conservative Portfolio

Transamerica Asset Allocation – Moderate Portfolio

Transamerica ClearTrack 2015

Transamerica ClearTrack 2020

Transamerica ClearTrack 2025

Transamerica ClearTrack 2030

Transamerica ClearTrack 2035

Transamerica ClearTrack 2040

Transamerica ClearTrack 2045

Transamerica ClearTrack 2050

Transamerica ClearTrack 2055

Transamerica ClearTrack 2060

Transamerica ClearTrack Retirement Income

Transamerica Series Trust

Transamerica Morgan Stanley Global Allocation Managed Risk - Balanced VP

Transamerica 60/40 Allocation VP

Transamerica Goldman Sachs 70/30 Allocation VP

Transamerica JPMorgan International Moderate Growth VP

Transamerica BlackRock Tactical Allocation VP

Transamerica JPMorgan Asset Allocation – Growth VP

Transamerica JPMorgan Asset Allocation – Conservative VP

Transamerica JPMorgan Asset Allocation – Moderate VP

Transamerica JPMorgan Asset Allocation – Moderate Growth VP

Transamerica Asset Allocation Variable Funds

Transamerica Asset Allocation - Intermediate/Long Horizon Subaccount

Transamerica Asset Allocation - Intermediate Horizon Subaccount

Transamerica Asset Allocation - Short Horizon Subaccount

Report of Independent Registered Public Accounting Firm

The Board of Trustees of

Transamerica Funds, Transamerica Series Trust and Transamerica Asset Allocation Variable Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Transamerica Funds, Transamerica Series Trust and Transamerica Asset Allocation Variable Funds (the Trusts) (refer to Appendix A for fund listing) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of April 30, 2022. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management’s assertion about the Trusts’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants (AICPA). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of Transamerica Funds, Transamerica Series Trust and Transamerica Asset Allocation Variable Funds and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our examination engagement.

Included among our procedures were the following tests performed as of April 30, 2022, and with respect to agreement of security purchases and sales, for the period from January 1, 2022 (the immediate date after our last examination) through April 30, 2022:

•	Confirmation of all affiliated mutual fund shares recorded by Transamerica Fund Services (the Transfer Agent);

•	Reconciliation of all such affiliated mutual fund shares to the books and records of the Trusts;

•

Agreement of the settlement of a sample of 34 security purchases and 54 security sales since our last report from the books and records of the Trusts to bank statements provided by State Street Bank (the Custodian).

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trusts’ compliance with specified requirements.

In our opinion, management’s assertion that Transamerica Funds, Transamerica Series Trust and Transamerica Asset Allocation Variable Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of April 30, 2022, with respect to securities reflected in the investment account of the Trusts is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Transamerica Funds, Transamerica Series Trust and Transamerica Asset Allocation Variable Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Boston, Massachusetts
May 18, 2023

Appendix A

Transamerica Funds

Transamerica Asset Allocation Short Horizon

Transamerica Asset Allocation Intermediate Horizon

Transamerica Asset Allocation Long Horizon

Transamerica Asset Allocation – Growth Portfolio

Transamerica Asset Allocation – Moderate Growth Portfolio

Transamerica Asset Allocation – Conservative Portfolio

Transamerica Asset Allocation – Moderate Portfolio

Transamerica ClearTrack 2015

Transamerica ClearTrack 2020

Transamerica ClearTrack 2025

Transamerica ClearTrack 2030

Transamerica ClearTrack 2035

Transamerica ClearTrack 2040

Transamerica ClearTrack 2045

Transamerica ClearTrack 2050

Transamerica ClearTrack 2055

Transamerica ClearTrack 2060

Transamerica ClearTrack Retirement Income

Transamerica Series Trust

Transamerica Morgan Stanley Global Allocation Managed Risk - Balanced VP

Transamerica 60/40 Allocation VP

Transamerica Goldman Sachs 70/30 Allocation VP

Transamerica JPMorgan International Moderate Growth VP

Transamerica BlackRock Tactical Allocation VP

Transamerica JPMorgan Asset Allocation – Growth VP

Transamerica JPMorgan Asset Allocation – Conservative VP

Transamerica JPMorgan Asset Allocation – Moderate VP

Transamerica JPMorgan Asset Allocation – Moderate Growth VP

Transamerica Asset Allocation Variable Funds

Transamerica Asset Allocation - Intermediate/Long Horizon Subaccount

Transamerica Asset Allocation - Intermediate Horizon Subaccount

Transamerica Asset Allocation - Short Horizon Subaccount